UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Workshop 9, 11/F., Kodak House II, 39 Healthy Street East, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 24, 2025, CHEUNG Yee Man Irving (“Mr. Cheung”) resigned as independent director of the Board of Directors (the “Board”) of QMMM Holdings Ltd. (the “Company”), effective November 24, 2025. Mr. Cheung resigned for personal reasons and not as a result of any dispute or disagreement with the Company or the Board.

On November 24, 2025, LUI Kwok Wai (“Mr. Lui”), was appointed an independent director of the Board, member of the Audit Committee Compensation Committee and Corporate Governance and Nominating Committee, to fill the vacancy left by Mr. Cheung’s resignation.

Mr. Lui aged 35, is a director of various subsidiaries of OCI International and the managing director and responsible officers of OCI Asset Management Company Limited, an indirectly wholly owned subsidiary of the OCI International. He manages SFC Type 1, Type 4 and Type 9 regulated activities and also acts as the overall management oversight and the manager-in-charge of key business line functions. Mr. Lui focuses on company management, fund investment & capital market area, and business development. Mr. Lui has extensive experience in capital market and corporate finance. Mr Lui has served as a non-executive director of Wan Kei Group Holdings Limited, a company listed on the Main Board of the Stock Exchange (stock code: 1718) since January 2024. Mr. Lui, was appointed as the vice president of OCI International Holdings Limited (“OCI International”), a company listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 329), since November 2020. Mr. Lui also served as a non-executive director of China International Development Corporation Limited, a company listed on the Main Board of the Stock Exchange (stock code: 264), from February 2017 to March 2018. He served as the senior vice president of the leverage & acquisition finance division of Mason Securities Limited from October 2016 to July 2020. Mr. Lui was responsible for margin finance, general offer finance, merge & acquisition projects, asset management, advising on securities trading and funds investment, as well as issuance of investment research report. Mr. Lui also served as non-executive director of China International Development Corporation Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 264), from February 2017 to March 2018. Mr. Lui obtained a bachelor’s degree of Science in Engineering (Environmental Engineering) from the University of California, San Diego in 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: November 24, 2025	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chief Executive Officer